July 2, 2008

Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549

On behalf of the principal underwriter of the above-named separate account, we hereby request the effective date for the above registration statement be accelerated to July 3, 2008, or as soon thereafter as practicable.

Respectfully yours,

/s/ Michael J. Beer

Michael J. Beer President Princor Financial Services Corporation MJB/ka

July 2, 2008

Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549

On behalf of the Registrant, we hereby request that the effective date of the above-referenced registration statement be accelerated to July 3, 2008 or as soon thereafter as practicable.

Very truly yours,

/s/ Sara Wiener

Sara Wiener Director – Product Management Principal Life Insurance Company /ka